Exhibit 99.1

So-Young Announces Receipt of Withdrawal of Buyer Group’s Going Private Proposal

BEIJING, China, October 21, 2022 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that the special committee of the Company’s board of directors (the “Board”) has received a letter from Mr. Xing Jin, Chairman of the Board and Chief Executive Officer of So-Young (“Mr. Jin”), stating that Mr. Jin would withdraw the non-binding going private proposal (the “Proposal”) dated November 22, 2021, with immediate effect. The letter stated that, having given due consideration to recent market conditions, Mr. Jin has determined not to proceed with the Proposal. The Board has approved to dissolve the special committee of the Board.

About So-Young

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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